Exhibit 21.1

List of subsidiaries of Progressive Care Inc.

Name of Subsidiary	State of Organization
PharmCo, LLC	Florida
Touchpoint RX, LLC (doing business as PharmCo Rx 1002, LLC)	Florida
Family Physicians RX, Inc. (doing business as PharmCoRx 1103)	Florida
ClearMetrX, Inc.	Florida